UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)

                        ABT BUILDING PRODUCTS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    000782102
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                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 000782102

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1.       Name of Reporting Person           KABT Acquisition Company, L.P.
         I.R.S. Identification No.
         of Above Person

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2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [ ]

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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization        Delaware

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Number of Shares           (5)   Sole Voting Power            -0-
Beneficially               (6)   Shared Voting Power          4,889,776 shares
Owned by Each                                                 of Common Stock
Reporting Person           (7)   Sole Dispositive Power       -0-
                           (8)   Shared Dispositive Power     4,889,776 shares
                                                              of Common Stock
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,889,776 shares of Common Stock

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
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11.      Percent of Class Represented by Amount in Row 9          45.8%

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12.      Type of Reporting Person                                 PN

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

CUSIP NO. 000782102

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1.       Name of Reporting Person           Kohlberg Associates, L.P.
         I.R.S. Identification No.
         of Above Person

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2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [ ]

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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization        Delaware

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Number of Shares           (5)   Sole Voting Power            -0-
Beneficially               (6)   Shared Voting Power          4,907,596 shares
Owned by Each                                                 of Common Stock
Reporting Person           (7)   Sole Dispositive Power       -0-
                           (8)   Shared Dispositive Power     4,907,596 shares
                                                              of Common Stock
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,907,596 shares of Common Stock

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          46.0%

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12.      Type of Reporting Person                                 PN

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

CUSIP NO. 000782102

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1.       Name of Reporting Person           Kohlberg & Kohlberg LLC
         I.R.S. Identification No.
         of Above Person

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2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [ ]

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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization        Delaware

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Number of Shares           (5)   Sole Voting Power            -0-
Beneficially               (6)   Shared Voting Power          4,907,596 shares
Owned by Each                                                 of Common Stock
Reporting Person           (7)   Sole Dispositive Power       -0-
                           (8)   Shared Dispositive Power     4,907,596 shares
                                                              of Common Stock
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,907,596 shares of Common Stock

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
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11.      Percent of Class Represented by Amount in Row 9          46.0%

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12.      Type of Reporting Person                                 OO

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

CUSIP NO. 000782102

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1.       Name of Reporting Person           James A. Kohlberg
         I.R.S. Identification No.
         of Above Person

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2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [ ]

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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization        U.S. Citizen

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Number of Shares           (5)   Sole Voting Power            -0-
Beneficially               (6)   Shared Voting Power          4,907,596 shares
Owned by Each                                                 of Common Stock
Reporting Person           (7)   Sole Dispositive Power       -0-
                           (8)   Shared Dispositive Power     4,907,596 shares
                                                              of Common Stock
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,907,596 shares of Common Stock

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          46.0%

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12.      Type of Reporting Person                                 IN

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

ITEM 1

         (A)      NAME OF ISSUER

                  ABT Building Products Corporation

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  One Neenah Center
                  Suite 600
                  Neenah, Wisconsin  54956-3070

ITEM 2

         (A)      NAME OF PERSON FILING

                  (i)    KABT Acquisition Company, L.P. ("KABT")
                  (ii)   Kohlberg Associates, L.P. ("Associates")
                  (iii)  Kohlberg & Kohlberg, LLC ("KK")
                  (iv)   James A. Kohlberg

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  Kohlberg & Co.
                  111 Radio Circle
                  Mt. Kisco, NY  10549

         (C)      CITIZENSHIP

                  KABT and Associates are limited partnerships organized under the laws of the State of Delaware. KK is a Delaware limited liability company. Mr. Kohlberg is a United States citizen.

         (D)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share

         (E)      CUSIP NUMBER

                  000782102

ITEM 3            THIS STATEMENT IS NOT FILED PURSUANT TO RULE 13d-1(b), OR
                  13d-2(b).

ITEM 4            OWNERSHIP

                  (a)      Amount Beneficially Owned:  4,907,596

                  (b)      Percent of Class:  46.0%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    None

                           (ii)     shared power to vote or to direct the vote:
                                    4,907,596

                           (iii) sole power to dispose or to direct the disposition of: None

                           (iv) shared power to dispose or to direct the disposition of: 4,907,596

                           KABT directly owns 4,899,776 shares. Associates directly owns 7,820 shares and is the general partner of KABT. KK is the general partner of Associates. James A. Kohlberg is the managing member of KK. KK, as general partner of Associates, may be deemed to have beneficial ownership of the shares beneficially owned by Associates but disclaims the beneficial ownership of such shares except to the extent of its proportionate interest in Associates. Mr. Kohlberg, as the managing member of KK, may be deemed to share voting and dispositive power with respect to the shares beneficially owned by KK but disclaims such beneficial ownership.

                           On January 19, 1999, ABT Building Products
                           Corporation ("ABT") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Louisiana-Pacific Corporation, a Delaware corporation ("Louisiana-Pacific"), pursuant to which Striper Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Louisiana-Pacific ("Offeror"), commenced a tender offer (the "Offer") for all of the outstanding shares of Common Stock, par value $.01 per share, of ABT (the "Common Stock"), at a purchase price in cash of $15.00 per share ("Offer Consideration"). The Offer commenced on January 25, 1999 and is currently scheduled to expire on February 23, 1999. Following the consummation of the Offer, Offeror will be merged with and into ABT and ABT will continue as the surviving entity. All remaining outstanding shares of Common Stock will be converted into the right to receive the Offer Consideration in cash without interest.

                           In connection with the Merger Agreement, on January 19, 1999, KABT and Associates, together with another stockholder of ABT, entered into a Stockholder Agreement with Louisiana-Pacific and Offeror ("Stockholder Agreement") pursuant to which KABT and Associates agreed, among other things, to validly tender in the Offer (and not withdraw) all of the shares of Common Stock beneficially owned by them and to vote such shares in favor of the consummation of the transaction contemplated by the Merger Agreement and against any other adverse acquisition proposal. KABT and Associates have also granted Louisiana-Pacific or any of its designees an irrevocable proxy to vote or act by written consent with respect to the shares of Common Stock beneficially owned by KABT and Associates in accordance with the Stockholder Agreement. In addition, KABT and Associates granted to Louisiana-Pacific an irrevocable option to purchase all of the shares of Common Stock beneficially owned by them at a purchase price in cash equal to $15.00 or the highest price paid in the Offer, exercisable upon certain conditions specified in the Stockholder Agreement.

                           On January 29, 1999, KABT and Associates tendered all of the shares of Common Stock beneficially owned by them to the Offeror in accordance with the terms of the Stockholder Agreement. KABT and Associates have no plan to withdraw such tender.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  Not applicable

ITEM 10           CERTIFICATION

                  Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1999

                                            KABT ACQUISITION COMPANY, L.P.

                                            By  Kohlberg Associates, L.P.
                                                  Its General Partner

                                            By  Kohlberg & Kohlberg, LLC
                                                  Its General Partner

                                            By: /s/ Samuel P. Frieder
                                            -------------------------
                                            Samuel P. Frieder
                                            Vice President


                                            KOHLBERG ASSOCIATES, L.P.

                                            By  Kohlberg & Kohlberg, LLC
                                                  Its General Partner

                                            By: /s/ Samuel P. Frieder
                                            -------------------------
                                            Samuel P. Frieder
                                            Vice President


                                            KOHLBERG & KOHLBERG LLC

                                            By: /s/ Samuel P. Frieder
                                            -------------------------
                                            Samuel P. Frieder
                                            Vice President


                                            JAMES A. KOHLBERG

                                            /s/ James A. Kohlberg
                                            ---------------------